Room 4561

	January 12, 2006

Ms. Mildred Carroll
Corporate Secretary
Seamless Wi-Fi, Inc.
800 North Rainbow Boulevard, Suite 208
Las Vegas, Nevada 89107

Re:	Seamless Wi-Fi, Inc.
	Schedule 14A filed January 5, 2006
	File No. 0-20259

Dear Ms. Carroll:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

1. Your preliminary proxy statement indicates that your name is now
Seamless Wi-Fi, Inc. Our EDGAR system still indicates that your company`s name is Internet Business International, Inc. We further note the disclosure made in your Form 8-K filed May 16, 2005 of your name change from Alpha Wireless Broadband, Inc. to Seamless Wi-Fi, Inc. Please update your name with our EDGAR system. Please feel free to contact our EDGAR Filing Support at (202) 551-8900 for additional guidance. Please also advise us how your name changes were implemented without amending your charter to effect the changes in your name.

2. Other than your current preliminary proxy statement, we note that you have not filed proxy statements with respect to any annual meeting since your proxy statement filed on September 5, 2000. Please advise us why there have been no proxy statements pertaining to an annual meeting that have been filed since September 5, 2000.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director